Exhibit 99.2

TERMS AND CONDITIONS OF THE SUBSCRIPTION WARRANTS – SERIES 2

SUBSCRIPTION WARRANT

Terms and Conditions of the Subscription Warrant – Single Series

1.       Issuer. Azul S.A., a corporation, duly registered with the Brazilian Securities and Exchange Commission (“CVM”) under No. 02411-2, with its head office in the city of Barueri, State of São Paulo, at Avenida Marcos Penteado de Ulhôa Rodrigues, No. 939, 8th floor, Ed. Jatobá, Condomínio Castelo Branco Office Park, Tamboré, ZIP Code 06.460-040, enrolled with the National Corporate Taxpayers’ Registry under No. 09.305.994/0001-29 (“Azul” or the “Company”).

2.       Purpose. Each subscription warrant will grant its holder the right to subscribe for a number of New Shares (as defined below) during the Exercise Period (defined below), upon payment of the Exercise Price (defined below), in accordance with the terms and conditions for such exercise (“Subscription Warrant”).

3.       Distribution. The Subscription Warrants will be sold by the Company, pursuant to article 77 of Law No. 6,404, of December 15, 1976 (the “Brazilian Corporations Law”), in exchange for the Purchase Price (as defined below).

The Company’s current shareholders shall have preemptive rights to subscribe for the Subscription Warrants, pursuant to article 171, §3rd, of the Brazilian Corporations Law, which may be exercised within thirty (30) days.

4.       Quantity of Subscription Warrants. Up to 1,231,164,424,677 Subscription Warrants to subscribe for up to 1,231,164,424,677 common shares of the Company, no par value per share (“Common Shares”), representing an aggregate total of 2.2% of the total number of the Common Shares issuable pursuant to the Plan of Reorganization, calculated on a Fully Diluted basis (subject to dilution by the MIP Interests (as defined in the Plan of Reorganization) and assuming the Other Specified Warrants and the preemptive rights associated therewith (as defined herein) are not exercised). The Subscription Warrants will be issued within the limit of the Company’s authorized capital, provided, that following the Effective Date the amount of Common Shares for which the Warrants are exercisable shall be adjusted to equal an amount representing Warrants to purchase 5.5% of the total number of Common Shares to be issued pursuant to the Plan of Reorganization (subject to dilution from the MIP Interests) multiplied by the Trust Percentage (the “Agreed Exercise Amount”).

5.       Purchase Price. The purchase price payable for the acquisition of each Subscription Warrant shall be an amount in Brazilian reais equivalent to USD$ 0.000111016853038 converted based on the USD/BRL Exchange Rate (“Purchase Price”). The Purchase Price shall be paid either in cash or by means of the capitalization of claims pursuant to the Plan of Reorganization.

Regardless of the number of Subscription Warrants acquired, the minimum Purchase Price payable by each holder shall be R$0.01, provided, however, that the holders acknowledge that such minimum payment may result in an increase in the aggregate amounts received by the Company in connection with the sale of the Subscription Warrants.

6.       Quantity of New Shares. Each Subscription Warrant will grant its holder the right to subscribe for one new registered, book-entry, without par value, common shares (“Common Shares”) issued by the Company pursuant to the Joint Chapter 11 Plan of Reorganization of Azul S.A. and its Debtor Affiliates (as amended or supplemented from time to time, the “Plan of Reorganization”).

7.       Form. The Subscription Warrants will be in registered book-entry form, kept in deposit accounts, on behalf of their holders, by the Bookkeeping Agent.

8.       Bookkeeping Agent. The Subscription Warrants will be registered by the Bookkeeping Agent.

9.       Certificates. No Subscription Warrants certificates will be issued.

10.       Proof of Ownership. The ownership of the Subscription Warrants will be evidenced by the deposit account statement issued by the Bookkeeping Agent. If the Subscription Warrants are held in B3’s custody, the statement issued on behalf of the holder by B3 will serve as proof of ownership.

11.       Trading. The Company will request B3 the applicable trading registration for the Subscription Warrants in the secondary market in the special listing segment of B3, regulated by the Level 2 Regulation, following the provisions of the items “Exercise Period” and “Exercise Request” below.

12.       Exercise Price. The exercise price of each Subscription Warrant will be USD$ 0.0000694306713902942 (“USD Exercise Price”) per share (subject to adjustment from time to time) converted into Brazilian Reais based on the USD/BRL Exchange Rate (the “Exercise Price”).

The exercise price was fixed pursuant to the Plan of Reorganization.

Regardless of the number of Subscription Warrants exercised, the minimum Exercise Price payable by each holder shall be R$ 0.01; provided, however, that the holders acknowledge that such minimum payment may result in an increase in the aggregate amounts received by the Company in connection with the exercise of the Subscription Warrants.

13.       Exercise Period. Subject to the conditions set forth in Section 22 below, the Subscription Warrants may be exercised, in whole or in part (but not as to a fractional Warrant), at any time and from time to time after the date upon which there are no Disputed Claims (as defined in the Plan of Reorganization) remaining in Class 6 of the Debtors’ Plan of Reorganization, which shall be no later than the date that is 60 calendar days following the date of consummation of the Plan of Reorganization (“Effective Date” and “Final Class 6 Claims Reconciliation Date”, respectively) and after the Warrants are adjusted to the Agreed Exercise Amount and prior to 5:00 P.M., São Paulo time and until the date that is the fifth anniversary of the Date of Issuance (the “Exercise Period”). The Company shall publish a notice to Warrant holders in accordance with the Brazilian laws with respect to the commencement of the Exercise Period. To the extent that the Warrant is not exercised prior to the expiration of the Exercise Period, it shall be automatically cancelled with no action by any Person, and with no further rights thereunder, upon such expiration.

14.       Termination of Unexercised Subscription Warrants. After the Exercise Period has expired, the unexercised Subscription Warrants will be canceled and terminated in full, without any payment, compensation or indemnification to the holders.

15.       Method of Exercise. Subscription Warrants may be exercised, during the Exercise Period, following the procedures of the Bookkeeping Agent and B3, at the sole discretion of its holder, upon request for exercise and payment of the Exercise Price, and subject to the terms and conditions described herein. In lieu of paying the Exercise Price by wire transfer, any Warrant holder may elect to exercise the Warrants by authorizing the Company to withhold and not issue to such Warrant holder, in payment of the Exercise Price thereof, a number of such shares issuable upon the exercise of a Warrant equal to (x) the product of (i) the number of shares issuable upon the exercise of a Warrant for which the Warrants are being exercised, and (ii) the USD Exercise Price, divided by (y) the Current Sale Price on the Exercise Date (and such withheld shares shall no longer be issuable under such Warrants and the holder shall not have any rights or be entitled to any payment in respect to such withheld shares) (the “Cashless Exercise”). The Cashless Exercise shall be considered an adjustment to the number of Warrant Exercise Shares to be delivered to the holder. For all legal purposes, the Exercise Price of the Warrants subject to a Cashless Exercise shall be R$1,000, divided by the number of Warrant Exercise Shares and in any event shall never be lower than R$ 0.01 (one cent of a Real).

For the purposes of these Terms and Conditions:

“Applicable Stock Exchange” means the stock exchange with the highest volume of trading of Common Shares during the 45-calendar day period immediately preceding any date of determination. For the avoidance of doubt, (i) the Applicable Stock Exchange may include the Brazilian Stock Exchange and any U.S. national or regional securities exchange on which the Common Shares or the ADSs, as applicable, are listed and (ii) for any relevant determination measured over a span of multiple days, the Applicable Stock Exchange shall be the stock exchange determined as of the first day of such measurement period.

“Brazilian Stock Exchange” means B3 S.A. – Brasil, Bolsa, Balcão.

“Current Sale Price” of the Common Shares on any date of determination means (a) if the Common Shares are listed on the Brazilian Stock Exchange or a U.S. national or regional securities exchange on such date, the average closing sale price per share of the Common Shares (or if no closing sale price is reported, the average of the closing bid and closing ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the trading day as of such date of determination, as reported by the Applicable Stock Exchange; (b) if the Common Shares are not listed on either the Brazilian Stock Exchange or a U.S. national or regional securities exchange, the average last quoted sale price for the Common Shares (or, if no sale price is reported, the average of the high bid and low asked price for such date) for such date of determination, in the over-the-counter market as reported by OTC Markets Group Inc. or other similar organization; or (c) in all other cases, as determined in good faith by the Board of Directors. The Current Sale Price shall be determined without reference to early hours, after hours or extended market trading. If the Common Shares are traded in Brazilian reais on the Applicable Stock Exchange, or over-the-counter market, the Current Sale Price shall be converted into USD in accordance with the average between the official sale and purchase price of USD (expressed as the amount of Brazilian reais per one U.S. dollar) as published by the Brazilian Central Bank (PTAX- cotação de fechamento) on such date.

“Pro Rata Repurchase Offer” means any offer to purchase Common Shares by the Company or any Affiliate thereof pursuant to (i) any tender offer or exchange offer subject to Section 13(e) or 14(e) of the Exchange Act or Regulation 14E promulgated thereunder and/or to CVM Rule 215, as of October 29, 2024, as amended, if the Common Shares are listed on the Brazilian Stock Exchange at the time or (ii) any other offer available to substantially all holders of Common Shares (subject to satisfaction of any conditions to participation therein such as those relating to minimum holding percentages or accredited status) to purchase or exchange their Common Shares, in the case of both (i) or (ii), whether for cash, shares of capital stock of the Company, other securities of the Company, evidences of indebtedness of the Company or any other Person, or any other property (including, without limitation, shares of capital stock, other securities or evidences of indebtedness of a Subsidiary), or any combination thereof, effected while the Warrants are outstanding, excluding, in all cases any tender offer made to holders of fewer than one hundred Common Shares in order to reduce the number of small shareholders of record (odd lot tender offers). The “effective date” of a Pro Rata Repurchase Offer shall mean the date of acceptance of shares for purchase or exchange by the Company under any tender or exchange offer which is a Pro Rata Repurchase Offer as well as the auction date if the Common Shares are listed on the Brazilian Stock Exchange at the time, or the date of purchase with respect to any Pro Rata Repurchase Offer that is not a tender or exchange offer.

“Warrant Exercise Shares” means the number of Common Shares issuable upon the exercise of a Warrant, which is subject to adjustment as set forth herein.

16.       Exercise Request. The exercise request will be made in writing to the Bookkeeping Agent or through the custodian within the B3, as the case may be, during the Exercise Period following the procedures of the Bookkeeping Agent and B3.

17.       Payment of the Exercise Price. The Exercise Price will be paid in Brazilian currency (Brazilian reais) in compliance with the rules and procedures of the Bookkeeping Agent.

18.       Issuance of the New Shares and Ratification of the Capital Increase; Board Ratification Date. At the end of each calendar month during the Exercise Period, the Board of Directors, on dates to be previously disclosed by means of notice to the holders of the Warrant, shall approve the increase in the Company's capital stock and the issuance of Common Shares issuable upon the exercise of a Warrant (a “Board Ratification Meeting”). The Board Ratification Meeting shall not be carried out if no Warrant is exercised during the applicable calendar month. For all legal purposes, any Warrant that is exercised during the Exercise Period shall only be considered converted into Warrant Exercise Shares on the date of the respective Board Ratification Meeting (a “Board Ratification Date”).

19.       New Shares Settlement. The New Shares subscribed as a result of the exercise of the Subscription Warrants will be issued and credited to the account of the relevant subscribers within three (3) business days of the Conversion Date.

20.       Adjustments. In order to prevent dilution of the rights granted under the Warrant, the Exercise Price shall be subject to adjustment from time to time through any applicable adjustment to the USD Exercise Price, and the number of Common Shares issuable upon exercise of each Warrant shall be subject to adjustment from time to time, as detailed below:

(a) Subdivision, Combination, or Issuance of Common Shares. Following the Date of Issuance, in the event that the amount of outstanding Common Shares are increased or decreased by combination (by reverse stock split or reclassification) or subdivision (by any stock split or reclassification) of the Common Shares, any distribution by the Company of additional Common Shares to all holders of Common Shares, then, on the effective date of such combination, subdivision, distribution, or issuance, the number of Warrant Exercise Shares issuable on exercise of the Warrants shall be increased or decreased, as applicable, in proportion to such increase or decrease, as applicable, in the outstanding Common Shares. Whenever the number of Warrant Exercise Shares subscribed upon the exercise of the Warrants is adjusted pursuant to this item 21, the USD Exercise Price shall be adjusted (to the nearest cent (USD$0.000001)) by multiplying such USD Exercise Price immediately prior to such adjustment by a fraction (a) the numerator of which shall be the number of Warrant Exercise Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment and (b) the denominator of which shall be the number of Warrant Exercise Shares so purchasable immediately thereafter.

(b) Distributions. If the Company at any time after the issuance of the Warrants but prior to the expiration of the Exercise Period fixes a record date for the making of a distribution to all holders of Common Shares of securities whether as dividends, interest on shareholders’ equity, capital reduction or repurchase of shares, evidences of indebtedness, assets, cash, rights or warrants (excluding issuance of additional common shares referred to in item (a) above), then, in each such case, the USD Exercise Price in effect prior to such record date shall be adjusted thereafter to the price determined by the following formula:

EP1 = EP0 x (CP0 - FV)/CP0

where

EP1	= the USD Exercise Price in effect immediately following the application of the adjustments in this item (b);
EP0	= the USD Exercise Price in effect immediately prior to the application of the adjustments in this item (b);
CP0	= the Current Sale Price of the Common Shares on the last trading day preceding the first date on which the Common Shares trade regular way without the right to receive such distribution; and
FV	= the amount of cash and/or the fair market value (in Brazilian reais) of the securities, evidences of indebtedness, assets, rights or warrants to be so distributed in respect of one Common Share, as reasonably determined in good faith by the Board of Directors, provided that any such amounts shall be converted into USD based on the USD/BRL Exchange Rate.

  Such adjustment shall be made successively whenever such record date is fixed (an “Adjustment Event”). In such Adjustment Event, the number of Warrant Exercise Shares issuable upon the exercise of each Warrant shall be increased to the number obtained by dividing (x) the product of (1) the number of Warrant Exercise Shares issuable upon the exercise of each Warrant before such adjustment, and (2) the USD Exercise Price in effect immediately prior to the adjustment by (y) the new USD Exercise Price immediately following such adjustment.

In the event that such distribution is not so made, the USD Exercise Price and the number of Warrant Exercise Shares issuable upon exercise of the Warrants then in effect shall be readjusted, effective as of the date when the Board of Directors determines not to distribute such shares, evidences of indebtedness, assets, rights, cash or warrants, as the case may be, to the USD Exercise Price that would then be in effect and the number of Warrant Exercise Shares that would then be issuable upon exercise of the Warrants if such record date had not been fixed.

(c)Pro Rata Repurchase Offer of Common Shares. If at any time after the issuance of the Warrants but prior to the expiration of the Exercise Period the Company consummates a Pro Rata Repurchase Offer of Common Shares, then the USD Exercise Price shall be reduced to the price determined by the following formula:

EP1 = EP0 x (OS0 x CP0 ) – AP
(OS0 – SP) x CP0

where

EP1	= the USD Exercise Price in effect immediately following the application of the adjustments in this Section 4.4 (but in no event greater than EP0);
EP0	= the USD Exercise Price in effect immediately prior to the application of the adjustments in this item (c);
OS0	= the number of Fully Diluted Common Shares outstanding immediately before consummation of such Pro Rata Repurchase Offer;
CP0	= the Current Sale Price of a Common Share on the trading day immediately preceding the first public announcement by the Company or any of its Affiliates of the intent to effect such Pro Rata Repurchase Offer;
AP	= the aggregate purchase price in Brazilian reais (including the fair market value, as reasonably determined in good faith by the Board of Directors, of any non-cash consideration included therein) paid for the Common Shares in the Pro Rata Repurchase Offer, provided that any such amounts shall be converted into USD based on the USD/BRL Exchange Rate; and

SP	= the number of Common Shares so repurchased in the Pro Rata Repurchase Offer.
  In such event, the Warrant Exercise Shares issuable upon the exercise of each Warrant shall be increased to the number obtained by dividing (x) the product of (1) the Warrant Exercise Shares issuable upon the exercise of each Warrant before such adjustment, and (2) the USD Exercise Price in effect immediately prior to the adjustment by (y) the new USD Exercise Price immediately following such adjustment. For the avoidance of doubt, no increase to the USD Exercise Price or decrease in the Warrant Exercise Shares issuable upon exercise of the Warrants shall be made pursuant to this item (c).

(d) Reorganization, Reclassification, Consolidation, Merger or Sale. In connection with any Change of Control, prior to the expiration of the Exercise Period, the holder shall have the right to acquire and receive, upon exercise of such Warrants, such cash, stock, securities or other assets or property as would have been issued or payable in such Change of Control (if the holder had exercised such Warrants immediately prior to such Change of Control) with respect to or in exchange, as applicable, for the number of Warrant Exercise Shares that would have been issued upon exercise of such Warrants, if such Warrants had been exercised immediately prior to the occurrence of such Change of Control. The Company shall not effect any Change of Control unless, prior to the consummation thereof, the surviving Person (if other than the Company) resulting from such Change of Control, shall assume, by written instrument, the obligation to deliver to the holder such cash, stock, securities or other assets or property which, in accordance with the foregoing provision, the holder shall be entitled to receive upon exercise of the Warrants. The provisions of this item (d) shall similarly apply to successive Changes of Control.

(e) Black Scholes Value. Notwithstanding anything contained in this instrument, and provided that the Change of Control is other than one in which a successor entity (which may include the Company) that is a publicly traded corporation whose stock is quoted or listed for trading on a principal U.S. national securities exchange assumes the Warrants such that the Warrants shall be exercisable for the publicly traded common stock or equivalent securities of such successor entity, at the request of any holder delivered at any time commencing on the consummation of any Change of Control through the date that is thirty (30) days after the public disclosure of the consummation of such Change of Control by the Company pursuant to a Current Report on Form 6-K filed with the United States Securities and Exchange Commission, the Company or the surviving Person (as the case may be) shall purchase the Warrants from such holder on the later of (a) the date of such request, and (b) the date that is eleven (11) trading days immediately following consummation of the applicable Change of Control by paying to the holder a number of Common Shares for each Warrant equal to (i) the Black Scholes Value divided by (ii) the VWAP of the Common Shares on the Applicable Stock Exchange, for the ten (10) consecutive trading days commencing on (and including) the first full trading day immediately following the first public announcement of the applicable Change of Control. For the avoidance of doubt, no obligation of the Company or any surviving Person to purchase any Warrants, and no right of any holder to receive the Black Scholes Value, shall arise solely as a result of the announcement or public disclosure of a proposed Change of Control that is not subsequently consummated and the amount of value owed to the holder upon any Change of Control shall not in any event be calculated by reference to, or as the greater of, the trading price of the Common Shares and the value of the consideration to be received by shareholders in such Change of Control. The Company shall not effect any Change of Control unless, prior to the consummation thereof, the surviving Person (if other than the Company) resulting from such Change of Control, shall assume, by written instrument, the obligation to make such payment to the holder in accordance with the foregoing provision. The provisions of this item (d) shall similarly apply to successive Changes of Control.

For purposes of these Terms and Conditions, and in addition to any term used herein that has its meaning defined in the Plan of Reorganization:

“Additional Investment Holders Warrants” means the warrants originally subscribed by the Additional Investment Holders pursuant to that certain Warrant Agreement, dated as of February 17, 2026 between the Company, the Additional Investment Holders (as defined therein) and United Airlines, Inc.

“American Warrants” means the warrants originally subscribed by American Airlines, Inc. pursuant to that certain Amended and Restated Equity Investment Agreement and that certain Warrant Agreement, each dated as of February 17, 2026 between the Company and the American Airlines, Inc.

“Black Scholes Value” means the value in USD of the unexercised portion of any Warrants remaining on the date of any holder’s request pursuant to item 21(d), which value is calculated using the Black Scholes Option Pricing Model for a “call” option, as obtained from the “OV” function on Bloomberg, L.P. utilizing (i) an underlying price per share equal to the volume-weighted average price in USD (“VWAP”) of the Common Shares on the Applicable Stock Exchange for the ten (10) consecutive trading days commencing on (and including) the first full trading day immediately following the first public announcement of the applicable Change of Control, (ii) a strike price equal to the USD Exercise Price in effect on the date of the holder’s request pursuant to item (e) above, (iii) a risk-free interest rate corresponding to the stated rate on the United States Treasury security with a maturity closest to the remaining term of the Warrants beginning on the date of the first public announcement of the applicable Change of Control and ending on the date that is four years from the Date of Issuance, (iv) a zero cost of borrow, (v) a remaining term for the Warrants equal to the length of time beginning on the date of the first public announcement of the applicable Change of Control and ending on the date that is four years from the Date of Issuance, and (vi) an expected volatility equal to fifty percent (50%). For the avoidance of doubt, the announcement, public disclosure or approval of any proposed Change of Control, without its consummation, shall not give rise to any right to receive the Black Scholes Value.

“Change of Control” means, in each case, with respect to the Company and in connection with a consolidation, merger, sale of substantially all assets or similar transaction: (a) any recapitalization, reclassification or change of the Common Shares (other than changes resulting from a subdivision or combination) as a result of which all Common Shares would be converted into, or exchanged for, stock, other securities, other property or assets; (b) any share exchange, consolidation or merger of the Company pursuant to which all Common Shares will be converted into cash, other securities or other property; provided, however, that such a transaction in which the holders of all classes of the Company’s ordinary share capital immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such transaction shall not be a Change of Control pursuant to clause (a) or this clause (b); or (c) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any Person other than one of the Company’s Subsidiaries, in each case (under each of clauses (a) through (c)) if such event is publicly announced between the Date of Issuance and the third anniversary thereof and consummated on or prior to the second anniversary of the date of such public announcement; provided, that, notwithstanding the forgoing, a transaction which triggers an adjustment pursuant to items above shall not be a Change of Control. For the avoidance of doubt, in no event shall any merger, consolidation, share exchange or similar transaction between the Company and Azul Linhas Aéreas Brasileiras, or between the Company and any other of the Company’s Subsidiaries, constitute a Change of Control under this Agreement.

“Fully Diluted” shall mean all Common Shares outstanding as of the applicable measurement date, (i) together with all Common Shares then issuable upon (a) the conversion of any securities (directly or indirectly) convertible into or exchangeable for Common Shares or American Depositary Shares – ADSs (“Convertible Securities”), but excluding any warrants or other rights or options to subscribe for or purchase Common Shares or Convertible Securities (“Options”) at the then applicable conversion rate, and (b) the exercise of any Options, and (ii) giving effect to the ERO Shares, the Backstop Payment Securities, and any Additional Investment involving the issuance of New Equity Interests (each as defined in the Plan of Reorganization), and the exercise of any statutory preemptive rights in accordance with the Plan of Reorganization; provided, that, for purposes of clauses (i) and (ii), all conditions to the convertibility and/or exercisability of Convertible Securities and Options of the Company shall be deemed to have been satisfied, provided, further, that “Fully Diluted” shall not include or account for any dilutive effect arising from (i) the issuance of MIP Interests on account of the Management Incentive Plan (each as defined in the Plan of Reorganization) and (ii) any statutory preemptive rights relating or resulting from the issuance of the Warrants.

“Other Specified Warrants” means the Additional Investment Holders Warrants, the American Warrants and the United Warrants.

“Pro Rata Repurchase Offer” means any offer to purchase Common Shares by the Company or any Affiliate thereof pursuant to (i) any tender offer or exchange offer subject to Section 13(e) or 14(e) of the Exchange Act or Regulation 14E promulgated thereunder and/or to CVM Rule 215, as of October 29, 2024, as amended, if the Common Shares are listed on the Brazilian Stock Exchange at the time or (ii) any other offer available to substantially all holders of Common Shares (subject to satisfaction of any conditions to participation therein such as those relating to minimum holding percentages or accredited status) to purchase or exchange their Common Shares, in the case of both (i) or (ii), whether for cash, shares of capital stock of the Company, other securities of the Company, evidences of indebtedness of the Company or any other Person, or any other property (including, without limitation, shares of capital stock, other securities or evidences of indebtedness of a Subsidiary), or any combination thereof, effected while the Warrants are outstanding, excluding, in all cases any tender offer made to holders of fewer than one hundred Common Shares in order to reduce the number of small shareholders of record (odd lot tender offers). The “effective date” of a Pro Rata Repurchase Offer shall mean the date of acceptance of shares for purchase or exchange by the Company under any tender or exchange offer which is a Pro Rata Repurchase Offer as well as the auction date if the Common Shares are listed on the Brazilian Stock Exchange at the time, or the date of purchase with respect to any Pro Rata Repurchase Offer that is not a tender or exchange offer.

“United Warrants” means the warrants originally subscribed by United Airlines, Inc. and that certain Warrant Agreement, dated as of February 17, 2026 between the Company, United Airlines, Inc. and Additional Investment Holders (as defined there).

“USD/BRL Exchange Rate” means the average between the official sale and purchase price of USD (expressed as the amount of Brazilian reais per one U.S. dollar) as published by the Brazilian Central Bank (PTAX - cotação de fechamento) as of the Business Day immediately prior to the date on which any BRL amount is converted into USD pursuant to this instrument.

“Warrant Exercise Shares” means the number of Common Shares issuable upon the exercise of a Warrant.

21.       Conditions for Exercise. The exercise of the Subscription Warrants by each holder shall be conditioned upon and (ii) the consummation of the Company’s Chapter 11 Plan.

22.       Rights of the New Shares. The New Shares will confer to their holders the same rights, advantages and restrictions conferred to other holders of common shares issued by the Company.

23.       Share Fractions Treatment. The Company shall not be required to issue any fraction of a share of its capital stock in connection with the exercise of any Subscription Warrants. In any case where a holder of Subscription Warrants would be entitled to receive a fraction of a share upon the exercise of such Subscription Warrants, the Company shall, upon the exercise of such Subscription Warrants, issue or cause to be issued only the largest whole number of common shares issuable upon such exercise (and such fraction of a share will be disregarded, and the holder shall not have any rights or be entitled to any payment with respect to such fraction of a share).

24.       Applicable regulations. The Subscription Warrants will be governed by the laws of the Federative Republic of Brazil.

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